

Eco Wave Power

INTERIM REPORT FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2022

Eco Wave Power Global AB (publ)

Introduction

In this interim report as of and for the three months ended March 31, 2022, the terms "Eco Wave Power Global," "Eco Wave Power," "EWPG," "EWP," "we," "our," "us," and the "Company" refer to Eco Wave Power Global AB (publ), a company organised under the laws of Sweden, and, where appropriate, its subisidaries. Until June 9, 2021, our name was EWPG Holding AB (publ). On May 31, 2021, our shareholders approved amended and restated articles of association at an extraordinary general meeting of shareholders whereby, among other things, our name was changed to Eco Wave Power Global AB (publ).

Forward-looking statements

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave is using forward-looking statements when it discusses its pipeline and expansion, its collaborations, legislation with respect to wave energy, and its potential to help New Jersey have a commercial wave energy proof of concept, that the EWP-EDF One project will officially connect to the national electrical grid, the potential introduction of Eco Wave's technology to the U.S. market, its belief that the U.S. will be one of the most important markets for Eco Wave, submission of formal application for delisting to Nasdaq First North and focus on growing in the American market. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave is contained under the heading "Risk Factors" in Eco Wave Power's Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Risk factors

More detailed information about the risks and uncertainties affecting EWPG is contained under the heading "Risk Factors" in EWPG's Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

First quarter of 2022[1,2]

- Revenues of SEK 0.24 million (SEK 0.26 million) from a feasibility study. In addition to the Company's WEC technology, the Company is also building a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions. These services currently include feasibility studies for potential customers of WEC technology. The revenue recorded in the first quarter of 2022 is from a feasibility study.
- Operating loss increased to SEK 8.4 million (SEK 4.5 million). Research and development expenses increased to SEK 1.8 million (SEK 1.3 million), sales and marketing expenses amounted to SEK 1.5 million (SEK 0.8 million). General and administrative expenses amounted to SEK 5.0 million (SEK 2.4 million).
- Net loss for the period increased to SEK -6.7 million (SEK -3.9 million).
- Loss per share of SEK -0.15 (SEK -0.11).
- As of 31 March 2022, cash and cash equivalents amounted to SEK 127.9 million (SEK 83.5 million) and shareholders' equity amounted to SEK 126.3 million (SEK 84.1 million). Total number of outstanding shares amounted to 44,394,844 (35,194,844).
- Net cash used in operating activities amounted to SEK 5.2 million (SEK 4.2).
- Average number of employees of 15 (15).

Significant events in the quarter ended March 31, 2022

- **EWP EDF One Project -** Eco Wave Power finalized the production of all floaters and supporting structures for the grid-connected EWP-EDF One project and finalized the installation of eight floater mechanism to the Jaffa Port Sea wall. On January 22, 2022, Eco Wave also officially completed the grid connection route works for the EWP EDF One Project, pursuant to the engineering coordination permit from the Municipality of Tel-Aviv Jaffa (permit number 2020-4345) for the deployment of the grid connection works of the EWP-EDF One wave energy project.

- **EWP-OPT Collaboration -** EWP-OPT Collaboration - On January 13, 2022, Eco Wave Power and Ocean Power Technologies, Inc. ("OPT") announced that they are working to utilize their complementary technologies and skills to accelerate wave energy projects pursuant to an agreement previously signed. The companies will work together on several fronts, including knowledge sharing, joint grant submissions, and collaborative assistance in entry to new markets. In addition, joint solutions can be developed utilizing each company's respective offshore and onshore technologies and leveraging OPT's offshore engineering and newly acquired robotics capabilities in Eco Wave Power's applicable projects.

- **Grants -** On January 18, 2022, Eco Wave Power was selected as a finalist as part of a coalition with other regional stakeholders in the U.S. Economic Development Administration's $1 billion Build Back Better regional challenge, led by the Los Angeles County Economic Development Corporation ("LAEDC"). LAEDC assembled and facilitated a regional coalition of area stakeholders from government, business, nonprofits, and academia. In addition to Eco Wave Power, stakeholders include AltaSea at the Port of Los Angeles; The City of Los Angeles, led by the office of Mayor Eric Garcetti and the City Council; the Economic and Workforce Development Department (EWDD); LA Department of Water and Power (LADWP); Public Works; LA Department of Transportation; the Port of Los Angeles; Toyota Motor North America; Shell; Los Angeles Cleantech Incubator (LACI); Urban Movement Labs (UML); Santa Monica College; the Los Angeles Regional Strong Workforce Consortium of 19 area community colleges; the Entrepreneur Education Center, Inc. (EECI) in South LA; the Long Beach Economic Partnership; and PledgeLA.

- **Penetration of the U.S. Market -** On January 19, 2022, Eco Wave Power announced a newly signed collaboration agreement with AltaSea at the Port of Los Angeles. In line with such agreement, on March 2, 2022, Eco Wave Power announced its intent to relocate the energy conversion unit from Gibraltar to AltaSea's premises at the Port of Los Angeles, in accordance with the agreement entered between the parties. A range of factors led to the decision to move the energy conservation unit. The primary reason is Eco Wave Power's increasing interest in the U.S. market, emphasized by the Company's July 2021 listing on Nasdaq Capital Market. Additional considerations include the condition of the Ammunition Jetty, and that Eco Wave Power has accumulated almost six years of operational experience with over 49,632 grid connection hours at its Gibraltar pilot site, and is therefore ready to continue with its plan to expand to larger scales and new regions with its pioneering technology.

- **U.S. Legislation Initiative -** On January 20, 2022, during Eco Wave Power's bell ringing ceremony at the Nasdaq Capital Market, New Jersey State Assemblyman Robert J. Karabinchak announced his intent to introduce new legislation initiative to include wave energy in New Jersey's Energy Master Plan and to help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept.

  In light of the aforementioned plans, on March 11, 2022, Assemblyman Karabinchak, alongside Eco Wave Power's Founder and Chief Executive Officer, Inna Braverman, visited the Steel Pier and additional marine structures in the State to explore potential sites for a first-of-its-kind wave energy pilot deployment in the state of New Jersey. On March 17, 2022, Inna Braverman testified before a New Jersey Legislature hearing about wave energy.

[1] Numbers in parentheses refer to the outcomes during the corresponding period of the previous year.
[2] For comments on the full year of 2020 and the Parent Company -Eco Wave Power Global AB (publ)- financials, see section financial development on page 5.

The Assembly Special Committee on Infrastructure and Natural Resources, and its chairman- Assemblyman Robert Karabinchak, asked the guests to share their expertise and knowledge on wave energy and its outlook for growth in the State of New Jersey.

The list of participants who provided testimony to the Committee that took place on Thursday, March 17, 2022, included Philipp Stratmann, President and CEO of Ocean Power Technologies, Marcus Lehmann, Founder and CEO of CalWave Power Technologies Inc., Professor Muhammad R. Hajj, Chair of the Department of Civil, Environmental and Ocean Engineering and Director of the Davidson Laboratory at New Jersey's Stevens Institute of Technology and Patty Cronheim, Director at New Jersey League of Conservation Campaigns.

- **Plan to delist from Nasdaq First North Growth Market -** On February 25, 2022, Eco Wave Power announced it plans to apply for delisting from Nasdaq First North Growth Market ("Nasdaq First North"), as it shifts attention to its recent listing on the Nasdaq Capital Market in the United States ("Nasdaq U.S."). The formal application for delisting was submitted to Nasdaq First North on May 25, 2022.

- **Media Coverage & Recognition -** Eco Wave Power and its innovative technology was featured in The Wall Street Journal article, "The Future of Everything," as one of the "Next Bets for Renewable Energy."

  Inna Braverman presented Eco Wave Power's technology during the Monaco Ocean Week in March, 2022, hosted by Prince Albert II of Monaco Foundation. This included her participation in an exciting panel about "Building Sustainability in Coastal Areas", presenting Eco Wave Power's unique technology to Prince Albert II of Monaco; Jean Catellini, Minister of Finance and Economy of Monaco; and Olivier Wenden, CEO of Prince Albert II of Monaco Foundation. The Company recieved the official Solar Impulse "Efficient Solution" certificates from its founder and CEO Bertrand Piccard, who said, "Today, ecology is becoming an economic driving force. Eco Wave Power was a small startup that we discovered four years ago. It has since gone public and is now marketed worldwide. It is an opportunity to make energy instead of burning gas or oil. Further proof that protecting the environment is more profitable than destroying it."

Significant events after the reporting date

- **Penetration into New Markets -** On April 11, 2022, Eco Wave Power entered into an official agreement with Port Adriano on the island of Mallorca, Spain, for the potential construction of a wave energy power plant of up to 2 megawatts. The agreement expands Eco Wave Power's presence in Europe and will help Spain achieve its aggressive goals for renewable power, leveraging its significant coastline capacity.

  According to the terms of the agreement, Port Adriano will assign a potentially suitable location to Eco Wave Power for a period of 20 years, while Eco Wave Power will be responsible for securing all of the licenses, constructing, and commissioning the power plant/s and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for the site.

  The power plant is planned to be constructed and commissioned in two stages:

  - The first stage is the construction of a plant of up to 1 megawatt.
  - The second stage involves the construction, operation and maintenance of the remaining capacity of the plant (2 megawatts).

  Port Adriano will have a right of first refusal to invest partially or fully in both stages of the project, and Eco Wave Power will have the right to combine the two stages of the project and execute the whole 2 megawatts from the start.

  A month after the Company signed the agreement, Inna Braverman visited Port Adriano.

  The installation will be the first application of Eco Wave Power's wave energy technology in Spain and will produce clean electricity from waves to be used by Port Adriano, one of the most modern marinas in the Mediterranean and an exceptional base for superyachts.

  During her visit, Braverman met with Antonio Zaforteza, CEO of OCIBAR (the company that owns and operates Port Adriano), and the port engineering team to tour and discuss the logistics and implementation plan for the project. The parties have agreed that the project will commence with a detailed feasibility study and project licensing, which the parties aspire to secure by the end of 2022.

  Upon completion of such steps, Eco Wave Power will move forward to the detailed project planning phase to be followed by actual construction. The project's construction timeline, from the moment that planning is fully completed, is expected to be between 18 to 24 months.

  Eco Wave Power's floaters will directly connect to the 500-meter breakwater at Port Adriano and to the nearby substations of the port.

- **Patents**

  On May 9, 2022, the Israeli Patent Office dismissed oppositions filed against the Company's Israeli patents number 215739 and 246193.

- **Formal Delisting Application Submitted to Nasdaq First North, Sweden -** On May 25, 2022, a formal delisting application was submitted to Nasdaq First North. On May 30, 2022, the Nasdaq First North accepted Eco Wave Power's application to delist its common shares. As a result, the last day of trading for the Company's common shares on Nasdaq First North will be June 13, 2022.

As Eco Wave Power advances new project opportunities in the United States and expands its pipeline in this critical market, the Company sees a significant opportunity to leverage its listing on the Nasdaq U.S. to elevate its corporate profile and ultimately improve liquidity and shareholder value.

This consolidation of trading on the Nasdaq U.S. is expected to reduce the public company expenses related to maintaining two listings, streamline administrative requirements associated with complying with listing rules in two different jurisdictions, and ultimately, make it easier for Eco Wave Power's global shareholders to access liquidity in the largest capital market in the world.

In line with the above, the Company would like to clarify for its Swedish shareholders that it plans to keep the electronic number of the Swedish common shares in place. As a result, holders of the Swedish common shares are under no obligation to take any action and may maintain their current holdings in the current format (meaning there is no obligation to convert the Swedish common shares to American Depositary Shares (ADSs)). If and when a shareholder decides to trade their shares on Nasdaq U.S., only then would they need to convert their common shares to American Depository Shares.

Also, Eco Wave Power has reached an agreement with The Bank of New York Mellon, the depository of the ADSs, to enable all shareholders on Nasdaq First North to convert their common shares to ADSs, free of charge, for ninety (90) days from the date of the Company's submission of its delisting application to Nasdaq First North. Afterwards, shareholders will be able to convert their common shares into ADSs listed on the Nasdaq U.S. at any time.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global AB (publ) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power's mission is to assist in the fight against climate change by enabling commercial power production from sea and ocean waves.

EWP is recognized as a "Pioneering Technology" by the Israel's Ministry of Energy and was labelled as an "Efficient Solution" by the Solar Impulse Foundation. EWP's project in Gibraltar has received funding from the European Union Regional Development Fund and from the European Commission's HORIZON2020 framework program, and the Company was recently recognized by the United Nations in receiving the "Climate Action Award".

Eco Wave Power Global's common shares (ticker: ECOWVE) are traded on Nasdaq First North and its American Depository Shares (ADSs) are traded on Nasdaq US (ticker: WAVE). Read more about Eco Wave Power at: www.ecowavepower.com.

Information contained on, or that can be accessed through, our website does not constitute a part of this interim report. We have included our website address in this interim report solely as an inactive textual reference.



A Word from the CEO

In 2022, Eco Wave Power has decided to focus on execution and expansion, while enhancing its penetration to key markets for the Company: Europe and the United States.

The European market is attractive in terms of its progress regarding wave energy investments, grants, policies, and regulatory frameworks. This is enhanced by the grants that Eco Wave Power is participating in such as the ILIAD EU grant, as well as the Innovate UK grant announced by the Company during 2021. In addition, according to a forecast by The International Renewable Energy Agency, the successful development of wave technology in the European wave market could generate 188 gigawatts (10%) of Europe's electricity needs by 2050.

Moreover, I believe that given the conflict between Russia and Ukraine, the European Union (EU) understands more than ever that it needs to maintain independence in terms of its electricity production. Currently, Russia supplies 40% of the EU's gas and 27% of its imported oil. The war and its associated sanctions have caused significant spikes in EU electricity prices, which in turn caused the EU announcement that it intends to mobilize up to €300 billion ($316 billion) by 2030 to become independent of Russian energy imports.

Simultaneously, the United States is of great interest to Eco Wave Power given the significant change of policy towards renewable energies in the United States due to President Joe Biden's policies (net zero emissions targeted by 2050), as well as Eco Wave Power's July 2021 listing on the Nasdaq U.S. (ticker: WAVE), accompanied by the fact that according to the U.S. Energy Information Administration, wave energy can provide around 66% of all U.S. energy needs.

The Eco Wave Power strategy is realized through the soon-to-be grid connected EWP-EDF One project in Israel (in collaboration with the Israeli Energy Ministry and EDF Renewables IL). The last significant step of the project's execution is currently pending, which is the actual grid connection by the Israeli Electrical Company. Once complete, Eco Wave Power's project in the Port of Jaffa will be the first ever wave energy project officially connected to the Israeli national electrical grid.

At the same time, our new and focused strategy is realized through the promotion of our most advanced European projects. These include the 20 megawatts Concession Agreement with APDL in Portugal, for which we already hold the Installation and Grid Connection Permit for the first 1 megawatt from from the Portuguese Directorate-General for Energy and Geology (DGEG), and the Company's newest 2 megawatts Concession agreement, announced on the April 11, 2022 for the Company's first planned project at Port Adriano, in Mallorca, Spain.

Following the signing of the Agreement with Port Adriano, during the month of May 2022, I visited Port Adriano. During my visit, I met with Antonio Zaforteza, CEO of OCIBAR (the company that owns and operates Port Adriano), and the port engineering team to tour and discuss the logistics and implementation plan for the project.

We agreed that the project will commence with a detailed feasibility study and project licensing, which the parties aspire to secure by the end of 2022. Upon completion of such steps, Eco Wave Power will move forward to the detailed project planning phase to be followed by actual construction. The project's construction timeline, from the moment that planning is fully completed, is expected to be between 18 to 24 months. Eco Wave Power's floaters will directly connect to the 500-meter breakwater at Port Adriano and to the nearby substations of the port.

As for the realization of our U.S. penetration plans, on January 20, 2022, we announced a new collaboration agreement with AltaSea at the Port of Los Angeles. As part of this collaboration, in March 2022, we announced the relocation of our conversion unit from Gibraltar to the Port of Los Angeles, and we are currently in advanced preparation for unit transfer.

A range of factors led to the decision to move the energy conservation unit. The primary reason is Eco Wave Power's increasing interest in the U.S. market, emphasized by the Company's July 2021 listing on Nasdaq U.S.

Additional considerations include the condition of the Ammunition Jetty, and that Eco Wave Power has accumulated almost six years of operational experience with over 49,632 grid connection hours at its Gibraltar pilot site, and is therefore ready to continue with its plan to expand to larger scales and new regions with its pioneering technology.

In the last period of operation analysed by Eco Wave Power's engineering team, the Gibraltar operation and maintenance cost (not including employees) decreased from 18% of the Capex in 2017, to only 3.2% in 2021. Also, during the period from August 2020 through July 2021, the Company was able to reach 73% of the forecasted available energy for the site, which is a significant improvement to the 30% in the parallel period in 2017-2018.

While working on our pilot relocation to AltaSea at the Port of Los Angeles, we are also focused on promoting wave energy related policies and legal frameworks in suitable locations in the United States, as we believe that such will generate significant interest and faster implementation in the region. As a result, on March 17, 2022, I testified in front of the Assembly Special Committee on Infrastructure and Natural Resources of New Jersey, with the goal of supporting New Jersey State Assemblyman Robert J. Karabinchak's intent to introduce new legislation initiative to include wave energy in New Jersey's Energy Master Plan and to help New Jersey become the first U.S. state or territory to have a commercial wave energy proof of concept (as he announced in January 2022).

Last, our new focus in the U.S. market is also emphasized by our announcement made on February 25, 2022 to apply for delisting from Nasdaq First North in Sweden. As we advance new project opportunities in the United States and expand our pipeline in this critical market, we see a significant opportunity to leverage our listing on the Nasdaq to elevate our corporate profile and ultimately improve our liquidity and shareholder value.

The consolidation of trading on the Nasdaq U.S. is expected to reduce the public company expenses related to maintaining two listings, streamline our administrative requirements associated with complying with listing rules in two different jurisdictions, and ultimately, make it easier for our global shareholders to access liquidity in the largest capital market in the world.

In line with the above, I would like to clarify for our Swedish shareholders, that we plan to keep the electronic number of the Swedish common shares in place. As a result, holders of the Swedish common shares are under no obligation to take any action and may maintain their current holdings in the current format (meaning there is no obligation to convert the Swedish common shares to American Depositary Shares). If and when a shareholder decides to trade their shares on Nasdaq U.S., only then would they need to convert their common shares to American Depository Shares.

Also, Eco Wave Power has reached an agreement with The Bank of New York Mellon, the depository of the ADSs, to enable all shareholders on Nasdaq First North to convert their common shares to ADSs, free of charge, for ninety (90) days from the date of the Company's submission of its delisting application to Nasdaq First North. Afterwards, shareholders will be able to convert their common shares into ADSs listed on the Nasdaq U.S. at any time.

I would like to finalize my letter by saying that during 2022, we aspire to leverage on the removal of the travel and other limitations caused by Covid-19, to work in a focused manner, which is expected to enable faster licensing, execution and expansion of the Eco Wave Power technology and projects.

Regards,
Inna Braverman,
Founder and CEO

Consolidated statement of loss

SEK Thousands	Three Months Ended March 31 2022	Three Months Ended March 31 2021	Year Ended December 31 2021
REVENUES	242	262	262
COST OF SALES	-202	-230	-230
GROSS MARGIN	40	32	32
OPERATING EXPENSES			
RESEARCH AND DEVELOPMENT EXPENSES	-1,809	-1,339	-5,755
SALES AND MARKETING EXPENSES	-1,539	-755	-4,164
GENERAL AND ADMINISTRATIVE EXPENSES	-5,010	-2,409	-16,384
SHARE OF NET LOSS OF JOINT VENTURE ACCOUNTED FOR USING THE EQUITY METHOD	-46	-	-88
TOTAL OPERATING EXPENSES	-8,404	-4,503	-26,391
OPERATING LOSS	-8,364	-4,471	-26,359
FINANCIAL INCOME, NET	1,616	476	6,215
LOSS BEFORE INCOME TAX	-6,748	-3,995	-20,144
INCOME TAX EXPENSE	-	-	-
NET LOSS	-6,748	-3,995	-20,144
ATTRIBUTABLE TO:			
THE PARENT COMPANY SHAREHOLDERS	-6,748	-3,995	-20,144
NON-CONTROLLING INTERESTS	-	-	-
	-6,748	-3,995	-20,144
LOSS PER COMMON SHARE – BASIC AND DILUTED	-0.15	-0.11	-0.51
WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	35,194,844	39,832,861

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive loss

SEK Thousands	Three Months Ended March 31 2022	Three Months Ended March 31 2021	Year Ended December 31 2021
LOSS FOR THE PERIOD	-6,748	-3,995	-20,144
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS			
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	-223	-313	-2,913
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	-6,971	-4,308	-23,057
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:			
THE PARENT COMPANY SHAREHOLDERS	-6,971	-4,308	-23,057
NON-CONTROLLING INTERESTS	-	-	-
	-6,971	-4,308	-23,057

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of financial position

SEK Thousands	31 March 2022	31 March 2021	31 December 2021
Assets			
NON-CURRENT ASSETS:			
Right-of-use assets, net	668	1,517	909
Property and equipment, net	10,710	11,253	10,797
Investments accounted for using the equity method	2,438	1,279	2,459
TOTAL NON-CURRENT ASSETS	13,816	14,049	14,165
CURRENT ASSETS:			
Current receivables	729	924	544
Prepaid expenses and accrued income	1,902	1,170	2,973
Restricted short-term bank deposits	640	570	633
Cash and cash equivalents	127,851	83,462	132,234
TOTAL CURRENT ASSETS	131,122	86,126	136,384
TOTAL ASSETS	144,938	100,175	150,549
Equity and liabilities			
EQUITY:			
Common shares	888	704	888
Share premium	208,503	140,788	208,503
Foreign currency translation reserve	-2,945	-114	-2,722
Accumulated deficit	-80,185	-57,288	-73,437
TOTAL EQUITY	126,261	84,090	133,232
NON-CURRENT LIABILITIES:			
Lease liabilities, net of current maturities	-	825	-
Long-term loans from related party, net of current maturities	-	7,490	7,976
Long-term loan other, net of current maturities	1,197	1,129	1,170
TOTAL NON-CURRENT LIABILITIES	1,197	9,444	9,146
CURRENT LIABILITIES:			
Current maturities of lease liabilities	925	817	1,146
Current maturities of long-term loans	10,375	1,873	1,994
Accounts payable and accruals:			
Trade	710	464	418
Other	3,825	2,969	2,912
Accrued expenses and prepaid income	1,645	518	1,701
TOTAL CURRENT LIABILITIES	17,480	6,641	8,171
TOTAL EQUITY AND LIABILITIES	144,938	100,175	150,549

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity

SEK Thousands	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for Company's shareholders	Non- controlling interest	Total
BALANCE AT JANUARY 1, 2021	704	140,788	199	-53,293	88,398	-	88,398
CHANGES IN THE PERIOD:							
Loss	-	-	-	-3,995	-3,995	-	-3,995
Other comprehensive loss	-	-	-313	-	-313	-	-313
Total comprehensive income for the period	-	-	-313	-3,995	-4,308	-	-4,308
BALANCE AT 31 MARCH, 2021	704	140,788	-114	-57,288	84,090	-	84,090
BALANCE AT JANUARY 1, 2022	888	208,503	-2,722	-73,437	133,232	-	133,232
CHANGES IN THE PERIOD:							
Loss	-	-	-	-6,748	-6,748	-	-6,748
Other comprehensive loss	-	-	-223	-	-223		-223
Total comprehensive income for the period	-	-	-223	-6,748	-6,971	-	-6,971
BALANCE AT 31 MARCH, 2022	888	208,503	-2,945	-80,185	126,261	-	126,261

*** Net of issuance cost of 11,761 thousand SEK.**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement

SEK Thousands	Three Months Ended March 31 2022	Three Months Ended March 31 2021	Year Ended December 31 2021
CASH FLOWS – OPERATING ACTIVITIES:			
Net loss	-6,748	-3,995	-20,144
Adjustments for:			
Depreciation and amortization	577	515	2,138
Interest on loans	129	118	455
Share of loss of a joint venture	46	-	88
Non-cash finance income	-560	-	-2,905
Changes in operating assets and liabilities			
(Increase) Decrease in prepaid expenses and other receivables	677	-308	-1,635
Increase in accounts payable and accruals	718	-571	731
Net cash used in operating activities	-5,161	-4,241	-21,272
CASH FLOWS – INVESTING ACTIVITIES:			
Investment in a joint venture	-	-	-1,008
Purchase of property and equipment	-7	-23	-112
Net cash used in investing activities	-7	-23	-1,120
CASH FLOWS - FINANCING ACTIVITIES:			
Issuance of share capital, net of issuance cost**	-	-	67,900
Principal elements of lease payments	-242	-213	-880
Net cash (used in) provided by financing activities	-242	-213	67,020
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	-5,410	-4,477	44,628
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	132,230	87,898	87,898
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	1,031	41	-296
CASH AND CASH EQUIVALENTS - END OF PERIOD	127,851	83,462	132,230
Investing activities financing and non-cash			
Non-cash investment in a joint venture	-	-1,244	-1,362

** Net of issuance cost of 11,761 thousand SEK.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the financial reports

1. Accounting standard and basis of accounting

This interim report has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and in accordance with the Swedish Annual Accounts Act. With respect to the Parent Company, this interim report has been prepared in accordance with the Swedish Annual Accounts Act and in compliance with RFR 2, Accounting for Legal Entities. This report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual report for 2020, available on the Company's website on www.ecowavepower.com. The same accounting principles and calculation methods have been used in this report as in the annual report.

This interim report has not been reviewed by the Company's auditors.

2. Reclassification

The Company has made in the annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, a reclassification in comparison to the year-end report published on February 28 , 2022. Audit expenses have been reclassified from share premium in the balance sheet to audit expenses in the consolidated statement of loss . The net effect amounts to a $0.6 MSEK increase in the shareholders' equity. The company has also made a reclassification in the consolidated cash flow statement of a non-cash finance income of 2.9 MSEK from exchange differences on cash and cash equivalents to operating activities. These reclassifications are now incorporated in this interim first quarter of 2022 report.

3. Company information and reporting entity

Eco Wave Power Global AB (publ) (the "Company" or the "Parent Company") is a Swedish public limited liability company incorporated on March 27, 2019 and registered with the Swedish Companies Registration Office on April 17, 2019. The Company's common shares are traded on Nasdaq First North, and the Company's ADSs are traded on the Nasdaq U.S.. The Company's registered office is at Strandvägen 7A, 114 56 Stockholm, Sweden.

4. Establishing of the Group

The Company acquired Eco Wave Power Ltd. on June 10, 2019 through an issue in kind and then became the Parent Company of the newly formed group. At the time of acquisition, the Company had no assets or operations. The purpose of the acquisition was to incorporate the operations according to Swedish law prior to the listing on Nasdaq First North Growth Market in Stockholm. The previous shareholders of Eco Wave Power Ltd. became the majority shareholders of the Company, and the substance of the transaction is therefore that Eco Wave Power Ltd. acquired the Company. Applying the rules in IFRS 3 regarding reverse acquisitions, comparative figures are those of the group for which Eco Wave Power Ltd. is the parent company.

5. Consolidation

The "Group" or "Eco Wave Power" refers to the group for which the Company is the parent company. The Company is the parent company to wholly-owned subsidiary Eco Wave Power Ltd., reg. no. 514593722, a private limited liability company incorporated under the laws of Israel. Eco Wave Power Ltd. is the parent company of the wholly- and partially-owned subsidiaries:

- Eco Wave Power Australia PTY Ltd., reg. no. 632805353, a private limited liability company incorporated under the laws of Australia. 100% ownership.
- Eco Wave Power Gibraltar Limited, reg. no. 113264, a private limited liability company incorporated under the laws of Gibraltar. 100% ownership.
- Eco Wave Power Mexico, reg. no. 507055 a private limited liability company incorporated under the laws of Mexico. 54% ownership. This subsidiary in turn owns 99.99% of Eco Wave Manzanillo I, reg. no. 562840 a private limited liability company incorporated under the laws of Mexico.
- Suzhou Eco Wave Power Technology Co., Ltd., reg. no. 91320581094296745I, a private limited liability company incorporated under the laws of the PRC. 90% ownership.
- EW PORTUGAL - WAVE ENERGY SOLUTIONS, UNIPESSOAL LDA., NIPC 516138626, a private limited liability company incorporated under the laws of Portugal. 100% ownership.

Joint venture
Eco Wave Power Ltd. owns 50% of EDF EWP One Ltd., reg. no. 516065943, a private limited liability company incorporated under the laws of Israel.

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables IL in Israel. The aim is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the expansion project at Jaffa Port and to evaluate further possible collaborations in wave power.

6. Risk factors

The Group is exposed to several general and company specific risks that can impact operations and the financial performance of the Group. Management works proactively to identify, monitor and mitigate identified risks. Below is a non-exhaustive list of risks, which management considers to be material.

- Immature market for the Company's products.
- Sales and marketing efforts.
- Intellectual property rights and research and development.
- Environmental responsibility for damages.
- Permits and changes in the regulatory framework.
- The market price of the Company's share.

More detailed information about risks and uncertainties is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2021 filed withwith the SEC, which is available on the SEC's website, www.sec.gov.

7. Revenue from services

Revenues of 242 TSEK (262 TSEK) from feasibility study services in Asia. The Company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions in addition to the Company's WEC technology. These services currently include feasibility studies for potential customers of WEC technology.

8. Contingent liabilities

There has been no change to the Group's contingent liabilities since December 31, 2021.

9. Forward looking statements

In this report, forward-looking statements are based on management's expectations at the time of the report. Although management considers the expectations to be reasonable, there is no guarantee that these expectations are or will prove to be correct. Accordingly, future outcomes may differ significantly from those expressed in the forward-looking statements due to such factors as changed market conditions for the Group's services and more general changes in respect of economic, market and competitive conditions, changes in regulatory requirements and other policy measures and fluctuations in exchange rates. The Group does not undertake to update or correct such forward-looking statements, other than as required by law.

Other information

Certified advisor

Vator Securities is the Company's Certified Advisor on Nasdaq First North Growth Market (+46 8 580 065 99, ca@vatorsec.se).

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+972 350 940 17

Aharon Yehuda, CFO
aharon@ecowavepower.com
+972 362 028 07

Eco Wave Power

Contact
Eco Wave Power Global AB (publ)
Strandvägen 7A, Stockholm, 11456, Sweden
Tel: +46-8-420-026-94 (calls from within Sweden)
Tel: +972-3-509-4017 (calls from outside of Sweden)

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info@ecowavepower.com
www.ecowavepower.com